

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2013

Via E-mail
Frank Abbott
Chief Financial Officer
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, South Africa, 1760

      Re: Harmony Gold Mining Company Limited
              Form 20-F for Fiscal Year Ended June 30, 2012
              Filed October 29, 2012
              File No. 001-31545

Dear Mr. Abbott:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended June 30, 2012

Item 4. Information on the Company, page 19
Harmony's Mining Operations, page 31

1.   We note several mines (e.g. Bambanani, Target operation, etc.) produced ounces of gold prior to the mine being in the production stage. We also note that revenue received from such pre-production was credited to capital expenditures each period. Please confirm in future filings you will revise your disclosure to quantify the dollar impact of such proceeds to your capital expenditures. Please provide us with draft disclosure of your planned changes.

<u>Item 5. Operating and Financial Review and Prospects, page 82</u>
<u>Results of Operations, page 90</u>
<u>b) Depreciation and amortization, page 92</u>

2.   We note that your depreciation and amortization expenses increased $17 million in fiscal
        year 2012 when your proven and probable reserves increased from 41.6 million ounces in
        2011 to 52.9 million ounces in 2012 and your gold production decreased from 1.195
        million ounces in 2011 to 1.165 million ounces in 2012. Please provide us with, and
        confirm to us that you will include in future filings, a detailed explanation for the increase
        in your depreciation and amortization expenses between the periods.

<u>Item 18. Consolidated Financial Statements</u>
<u>Notes to the Consolidated Financial Statements, page F-8</u>
<u>2 Accounting policies, page F-8</u>
<u>2.5 (vi) Depreciation and amortization of mining assets, page F-12</u>

3.   Your accounting policy indicates that, in some instances, you include mineral resources
        other than the proven and probable reserves in the unit-of-production calculation for
        determining the depreciation and amortization of your mining assets, when management
        has high level of confidence that such further resources will be converted into reserves.
        To enhance our understanding of your accounting policy, please:

        •   Tell us the percentage and amount of measured, indicated and inferred resources that
            you include in the portion of mineralization expected to be classified as reserves, and
            tell us whether there have been any changes to your policy; and
        •   Provide us with your history of converting resources into proven and probable
            reserves.
        •   Tell us the number of years of historical data that you have used to estimate your
            projected rates of converting resources to proven and probable reserves.
        •   Explain to us whether or not and why historical trends are indicative of future
            conversion rates.
        •   If you have a consistent track record of converting resources to proven and probable
            reserves, please explain the reasons for your success, given that the information you
            have about resources is significantly less than the information and supporting
            technical data that you have about proven and probable reserves.
        •   Tell us the extent to which resources are currently accessible and the extent to which
            additional capital improvements are required to convert and gain access to resources.

4.   Please explain to us why and how you determined that your estimates of resources, such
        as inferred mineral resources, used to calculate your units of production depreciation are
        reliable, as contemplated by paragraph 4.41 of the Conceptual Framework for Financial
        Reporting issued by the International Accounting Standards Board.

5.   To better understand the effect of resources on your depletion expense, please provide us with the amount of depletion expense for each period presented if (i) only proven and probable reserves is included in the depreciable base (i.e., excluding all measured and indicated and all inferred mineral resources from the depreciable base) and only proven and probable reserves plus the portion of measured and indicated resources expected to be converted to mineral reserves (i.e., excluding all inferred mineral resources from the depreciable base).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Brian Bhandari, Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining